UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Series D Cumulative Convertible Preferred Stock
(Title of Class of Securities)

963025606
(CUSIP Number)

Jeffrey M. Rose, 31 Old Wagon Road, Old Greenwich, CT 06870, 212-986-1703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	963025606

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners, LLC 45-5206506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
392,716
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
392,716
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
392,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%
14	TYPE OF REPORTING PERSON (See Instructions)
IA; OO

SCHEDULE 13D

CUSIP No.	963025606

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parsa Kiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
392,716
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
392,716
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
392,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%
14	TYPE OF REPORTING PERSON (See Instructions)
HC; IN

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No.4 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On December 20, 2022, IA sent a letter (a copy of which is attached hereto as Exhibit 99.4) via email to the Board of Directors of the Issuer.  In this letter IA explained why it does not intend to tender shares of Series D Preferred Stock of the Issuer held by its clients and therefore does not intend to consent to the proposed amendments to the charter of the Issuer adversely affecting the rights of the Series D Preferred Stock.  Steamboat also expressed its view on the value of the Issuer and the need to negotiate with all stakeholders to address the challenges the Issuer faces.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	IA (as the portfolio manager for its clients, including funds of which an affiliate is general partner) and Mr. Kiai (as the managing member of IA) may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. The aggregate percentage of Shares reported owned by each person named herein is based upon 3,152,392 Shares outstanding as of September 30, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2022.

(b)	Each of the Reporting Persons have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares indicated on the cover page of this Schedule 13D on which they are respectively named.
(c)	There have been no transactions by the Reporting Persons in Shares of the Issuer within the past sixty days (as of 8:00 AM on December 20, 2022).

(d)	Clients of IA, including funds of which an affiliate is general partner, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

99.4	Letter to the Board of Directors of the Issuer dated December 20, 2022

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2022

/s/ Parsa Kiai
Parsa Kiai

Steamboat Capital Partners, LLC

By:	/s/ Parsa Kiai, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).